May 14, 2020

Mr. Jeff Foor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement filed on behalf of Timber Point Global Allocations Fund (formerly the Crow Point Global Tactical Allocation Fund, the “Fund”), a series of 360 Funds (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Mr. Foor:

This letter provides the Trust’s responses to the comments you provided on Monday, May 11, 2020, on the preliminary proxy statement filed on behalf of the Fund on Friday, May 1, 2020. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

General

1.	Comment: Please confirm that the Trust included all information required under Section 22(c) of Schedule 14A in the proxy statement.

Response: The Trust confirms that it included all information required under Section 22(c) of Schedule 14A in the proxy statement.

Shareholder Letter

2.	Comment: In Proposal 1, please note the proposed increase in the management fee.

Response: The Trust has noted the higher fee.

3.	Comment: Please note what will happen if shareholders approve Proposal 1 but not Proposal 2.

Response: The Trust has noted that “If shareholders approve Proposal 1, but not Proposal 2, then the New Advisory Agreement will take effect along with the New ELA, but the New ELA will not allow for the recoupment of fee waivers or expense reimbursements paid by the Former Adviser.”

Question & Answer (“Q&A”)

4.	Comment: Where applicable, please include a parenthetical that notes the approval of the New ELA includes the approval of the recoupment provision.

Response: Where applicable, the Trust has added the parenthetical.

5.	Comment: Similarly, where applicable, please include a parenthetical that notes the approval of the New Advisory Agreement includes the approval of the higher management fee.

Response: Where applicable, the Trust has added the parenthetical.

6.	Comment: Please confirm if the Fund’s gross expenses are expected to increase because of the change in investment adviser.

Response: The Trust confirms that it does not expect the Fund’s gross expenses to increase because of the change in the investment adviser.

Proxy Statement

7.	Comment: For Proposal 1, we note that Timber Point Capital Management, LLC (the “New Adviser”) will retain Crow Point Partners, LLC (the “Former Adviser”) to provide operational support for a limited period. Please confirm if the Fund will bear any of the expenses related to this arrangement.

Response: The New Adviser will pay all fees and expenses related to the agreement.

8.	Comment: Relatedly, please confirm that all compensation will comply with Section (f) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Trust confirms that any compensation paid by the New Adviser to the Current Adviser will comply with Section 15(f) of the 1940 Act.

9.	Comment: Please confirm that there are no other material changes to the investment advisory agreement other than those noted in the proxy statement.

Response: The Trust confirms that there are no other material changes to the investment advisory agreement outside of those disclosed in the proxy statement.

10.	Comment: Since the New Advisory Agreement applies Delaware law while the Former Advisory Agreement applied New York Law, please disclose if there are any material differences between contract law in New York and Delaware.

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Response: The Trust has added disclosure that it is “not aware of any differences in Delaware or New York contract law that would impact shareholders or their rights.”

11.	Comment: Please provide a copy of the Board’s consideration for the staff’s review before filing the definitive proxy statement.

Response: The Trust has added the following disclosure to the proxy statement:

(1)       The nature, extent, and quality of the services to be provided by the New Adviser.

The Board considered the responsibilities the Adviser has under the New Advisory Agreement for the Fund. The Board reviewed the services to be provided by the New Adviser to the Fund including, without limitation: its processes for formulating investment recommendations and assuring compliance with the Fund’s investment objectives and limitations; its coordination of services for the Fund among the Fund’s service providers; and its efforts to promote the Fund, grow assets and assist in the distribution of the Fund’s shares. The Board considered the New Adviser’s staffing, personnel, and methods of operating; the education and experience of its staff; and its compliance program, policies, and procedures. Specifically, the Board noted that Mr. Cleary has been a portfolio manager to the Fund since October 2017. The Board considered the New Adviser’s services during the interim period, which started on April 10, 2020. The Board also noted that while the New Adviser would retain the Former Adviser for three months from the transaction date, the New Adviser, and not the Fund, would bear all expenses related to that agreement. After reviewing the preceding and further information from the New Adviser, the Board concluded that the nature, extent, and quality of the services to be provided by the New Adviser was satisfactory and adequate for the Fund.

(2)       The Investment Performance of the Fund and the New Adviser.

The Board noted that the New Adviser is currently managing the Fund under an interim investment advisory agreement, which commenced on April 10, 2020. The Board considered that the New Adviser’s President and the portfolio manager of the Fund under the interim investment advisory agreement has been a portfolio manager of the Fund since October 2017. The Trustees compared the short- and long-term performance of the Fund with the performance of its benchmark index, or indices, as applicable, comparable funds with similar objectives and size managed by other investment advisers, and peer group indices (e.g., Morningstar category averages). The Trustees also considered the consistency of the New Adviser’s management of the Fund with its investment objective and policies.

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The Board noted that the Fund’s performance was in line with its peer group median returns for the one, three, and five-year periods ended March 31, 2020, but it trailed the benchmark for the one, three, and five-year periods. Finally, the Board considered the Fund’s performance during the most recent market conditions because of COVID-19. Based on the preceding, the Board concluded that the investment performance information presented for the Fund was satisfactory.

(3)       The costs of the services provided, and profits realized by the New Adviser from the relationship with the Fund.

The Trustees considered: the New Adviser’s staffing, personnel, and methods of operating; its financial condition and its level of commitment to the Fund; the asset levels of the Fund; and the overall expenses of the Fund. The Trustees considered the financial statements of the New Adviser and the financial stability and productivity of the firm. The Trustees considered the fees and expenses of the Fund (including the management fee) relative to its peer group as of April 1, 2020. The Trustees noted that the management fee for the Fund was near the average and median for the peer group. The Board considered the Adviser’s request to increase the management fee of the Fund from 0.80% to 0.90%, in anticipation of the merger between that fund and the Timber Point Alternatives Fund (formerly, the EAS Crow Point Alternatives Fund). The Board noted that the proposed management fee was near the Fund’s long-time fee of 0.88%, and that the proposed fee was near the peer group median and slightly above the peer group’s average.

The Trustees also noted that the Fund’s net expense ratio was above the peer group average and median; they recognized that the Fund was substantially smaller than most of their peers, which affects its net expense ratio. The Trustees noted that the New Adviser has entered into an expense limitation agreement according to which the New Adviser has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, to limit its annual operating expenses (with industry-standard exceptions) through January 31, 2022. The Board also noted that the New Adviser expects to realize a small short-term loss for its management of the Fund but reasonable profits over the longer term. Following this analysis and upon further consideration and discussion of the preceding, the Board concluded that the fee to be paid to the New Adviser by the Fund was fair and reasonable.

(4)       The extent to which economies of scale would be realized if the Fund grows and whether advisory fee levels reflect these economies of scale for the benefit of shareholders.

The Board considered the Fund’s proposed fee arrangements with the New Adviser. The Trustees determined that although the management fee would stay the same as asset levels increased, the Fund’s shareholders would benefit from the expense limitation arrangement. The Trustees noted that while a breakpoint schedule in an advisory agreement would be beneficial, such a feature only had benefits if the Fund’s assets were enough to realize the effect of the breakpoint. The Trustees noted that lower expenses for the Fund’s shareholders are realized immediately with the expense limitation arrangements with the New Adviser. The Trustees noted that the Fund’s assets were at such levels that the expense limitation arrangements were providing benefits to the Fund’s shareholders currently. The Trustees also noted that the Fund would benefit from economies of scale under their agreements with some of their service providers other than the New Adviser as fees that were in place with those other service providers were either fixed or essentially semi-fixed, and the Board considered the New Adviser’s efforts to work with the fund administrator, transfer agent, and distributor to secure such arrangements for the Fund. Following further discussion of the Fund’s asset levels, expectations for growth, and proposed fees, the Board determined that the Fund’s fee arrangement, in light of all the facts and circumstances, was fair and reasonable and that the expense limitation arrangement provided savings and protection for the benefit of the shareholders.

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(5)       Possible conflicts of interest and benefits derived by the New Adviser.

The Trustees evaluated the potential for conflicts of interest and considered such matters as: the experience and ability of the advisory and compliance personnel assigned to the Fund; the fact that the New Adviser does not utilize soft dollars; the basis of decisions to buy or sell securities for the Fund; and the substance and administration of the New Adviser’s code of ethics. The Board noted that members of Former Adviser would be covered by the New Adviser’s Code of Ethics during the short-term operations engagement. Based on the preceding, the Board determined that the New Adviser’s standards and practices relating to the identification and mitigation of possible conflicts of interest were satisfactory.

12.	Comment: Under the discussion of Proposal 2, please explain to shareholders how the expense limitation agreement works and note that shareholders may pay higher fees if the recoverable amounts are carried over and the New Adviser recovers previously waived fees or reimbursed expenses.

Response: The Trust has added the following disclosure to the proxy statement:

Generally, the recoupment provision would allow the New Adviser to recover amounts that the Former Adviser waived or reimbursed if the Fund’s net expenses are below the expense limit of 1.43%. The New Adviser could not recover any amounts that would increase the Fund’s expenses beyond 1.43%. The recoverable amounts expire three years after the fee waiver or expense reimbursement. If shareholders do not approve the recoupment provision, then any amounts waived or reimbursed before April 10, 2020 would expire.

Shareholders should note that if they approve the recoupment provision and the New Adviser is able to recover the previously waived or reimbursed amounts, then net expenses of the Fund would be higher during the recoupment period. But the total net expenses would not rise above the 1.43% and the shareholders would be in the same position that they would have been in under the expense limitation agreement with the Former Adviser.

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13.	Comment: Please remove the statement that says “Approval of the New ELA will not increase the expenses paid by the Fund or its shareholders” because the recoupment carryover and higher management fee may result in higher expenses to shareholders if the Fund’s expenses are under the expense limit.

Response: The Trust has removed the statement.

14.	Comment: Please add a footnote to the table Recoverable Reimbursements and Expiration Dates that states when the recoverable amounts expire.

Response: The Trust has added the footnote.

Please contact me at (509) 279-8202 if you have any questions or comments on the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

Bo J. Howell
Partner
Practus LLP

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